Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges *
(Dollars in Thousands)

		12 months ended	Fiscal years ended September 30,
		6/30/02	2001	2000	1999	1998	1997

Net Income Before Preferred
Stock Dividends, as reported		$ 74,389	$ 96,939	$ 82,942	$ 89,316	$ 79,394	$ 98,404

Undistributed earnings from equity investees		8,146	(7,587)	(11,545)	(8,672)	(329)	110

Add - Income Taxes		35,415	51,372	41,195	50,525	45,107	56,435
Fixed Charges		61,271	72,051	53,741	42,153	39,190	38,475

Earnings		$ 179,221	$ 212,775	$ 166,333	$ 173,322	$ 163,362	$ 193,424

Ratio of Earnings to Fixed Charges		2.93	2.95	3.10	4.11	4.17	5.03

	*	Prior year amounts have been restated to reflect the conversion to successful
		efforts and to adjust for undistributed equity income.